Annual Shareholder Meeting Results

The Fund held the meeting of shareholders on December 19, 2012. Common/Preferred shareholders voted as indicated below:
                                                                   Withheld
New York Municipal               		Affirmative	   Authority
Re-election of Hans W. Kertess*
Class I to serve until the Annual Meeting for
the 2015-2016 fiscal year 			1,526 	           51
Re-election of William B. Ogden, IV
Class I to serve until the Annual Meeting for
the 2015-2016 fiscal year 			5,561,858         388,148
Re-election of Alan Rappaport
Class I to serve until the Annual Meeting for
the 2016-2016 fiscal year                       5,561,858         388,148

The other members of the Board of Trustees at the time of the meeting, namely, Ms. Deborah A. DeCotis and Messrs. Bradford K. Gallagher, James A. Jacobson*, and John C. Maney+, continued to serve as Trustees of the Fund.

* Preferred Shares Trustee
+ Interested Trustee